Exhibit 99.(e)(2)

DISTRIBUTOR

FEE WAIVER AGREEMENT

This Distributor Fee Waiver Agreement (the “Agreement”) is made effective as of December 31, 2016 (the “Effective Date”), between the Cavanal Hill Funds, a Massachusetts business trust (the “Trust”), having an office at 3435 Stelzer Road, Columbus, OH 43219-3035, and Cavanal Hill Distributors, Inc., an Oklahoma corporation (the “Distributor”), having an office at One Williams Center, 15th Floor, Tulsa, OK 74172-0172.

WHEREAS, the Trust is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940, as amended, that consists of ten separate funds offered in various classes (the “Funds”) as of the Effective Date; and

WHEREAS, the Distributor is registered as a Broker-Dealer with FINRA, and serves as Distributor for the Trust pursuant to that certain Distribution Agreement dated December 31, 2016, between the Funds’ and the Distributor (the “Distribution Agreement”);

WHEREAS, the Distributor is entitled to receive the Fees described in Schedule A of the Distribution Agreement;

WHEREAS, the Trust and the Distributor have from time to time entered into contractual agreements and voluntary arrangements whereby the Distributor has agreed to waive, cap or otherwise limit the fees that it would otherwise be entitled to under the Distribution Agreement;

WHEREAS, the Trust and the Distributor have determined that it is appropriate and in the best interest of the Trust and its shareholders to maintain the distribution expenses of the Funds at a level below the level to which the Funds may legally be subject.

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1.             Waivers.

The Trust and the Distributor hereby agree that the following Waivers shall apply to the Funds:

Name of Fund	Waiver
Cavanal Hill Government Securities Money Market Fund - Administrative Shares	Annual rate of thirteen one-hundredths of one percent (.13%) of Administrative Shares of Cavanal Hill Government Securities Money Market Fund’s average daily net assets.
Cavanal Hill Government Securities Money Market Fund - Premier Shares	Annual rate of forty-five one-hundredths of one percent (.45%) of Premier Shares of Cavanal Hill Government Securities Money Market Fund’s average daily net assets.
Cavanal Hill U.S. Treasury Fund - Service Shares	Annual rate of fifteen one-hundredths of one percent (.15%) of Service Shares of Cavanal Hill U.S. Treasury Fund’s average daily net assets.
Cavanal Hill U.S. Treasury Fund - Premier Shares	Annual rate of forty-five one-hundredths of one percent (.45%) of Premier Shares of Cavanal Hill Tax Free Money Market Fund’s average daily net assets.

2.             Term and Termination.

This Agreement shall become effective on the Effective Date and, unless sooner terminated as provided herein, this Agreement shall continue in effect until December 30, 2017, and thereafter shall continue in effect for successive periods of twelve months. This Agreement may be terminated only upon the written agreement of the Trust and the Distributor; provided, however, this Agreement will automatically terminate with respect to any Fund (or class) upon termination of the Distribution Agreement for such Fund (or class).

3.             Future Waivers.

This Agreement shall not limit or control any future decision by the Distributor to grant a voluntary waiver to any of the Funds.

4.             Interpretation.

Nothing herein contained shall be deemed to require the Distributor, the Trust or any Fund (or class) to take any action contrary to the Trust’s Declaration of Trust or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the 1940 Act, to which it is subject or by which it is bound, or relieve or deprive the Trust’s Board of Trustees of its responsibility for or control of the conduct of the affairs of the Trust or the Fund.

5.             Entire Agreement; Amendment.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein. This Agreement may be amended only by a written instrument signed by each of the parties hereto.

A copy of the Agreement and Declaration of Trust of the Trust, as amended, is filed with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Trust.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunder duly authorized, effective as of the Effective Date.

Cavanal Hill Distributors, Inc.		Cavanal Hill Funds

By:	/s/ Bill King	By:	/s/ James L. Huntzinger
Name:	Bill King	Name:	James L. Huntzinger
Title:	President & CEO	Title:	President